Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 31, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9950
Metaverse Portfolio Series
(the “Trust”)
CIK No. 1895933 File No. 333-262450

We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please revise the first paragraph of the “Portfolio Selection Process” section to clarify the concept of “other Metaverse-related companies,” and how such companies fit within the Trust’s portfolio.

Response: The disclosure has been revised in accordance with the Staff’s comment. Please refer to Exhibit A of this correspondence (emphasis of changes added).

2.Please explain more clearly how the Trust evaluates each of the selection factors in evaluating the stocks from the initial universe in conjunction with the estimated value and economic margin methods described later in the disclosure.

Response: The Trust notes that the selection process for the final portfolio is not conducted on a step-by-step basis. The selection process is a holistic consideration of the various listed factors by the research analysts to give an overall impression of how the stocks currently perform and how they might perform in the future. This includes both the fundamental, valuation, technical and qualitative factors and the economic margin and estimated valuations. No factor is necessarily given more weight than another. The Trust believes the current disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio, however, the disclosure has been revised to clarify the holistic approach. Please refer to Exhibit A of this correspondence (emphasis of changes added).

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

The portfolio is selected from an initial universe of Metaverse Companies in the Indxx Metaverse Index (the “Index”) as well as other Metaverse-related companies identified by the Sponsor (the “Initial Universe”). The Trust will invest at least 80% of its assets in companies from the Initial Universe that meet the 50% asset or revenue test set forth above. The Trust may invest up to 20% of its assets in “Metaverse-related companies” from the Initial Universe, which are companies that the Sponsor believes have the potential to benefit from the development of the Metaverse, but do not meet the 50% asset or revenue test set forth above.

The Index

The Index’s starting universe consists of all companies engaged in business activities associated with the five business segments described above, which the Index provider has determined comprise the Metaverse. Companies selected by the Index must derive at least 50% of revenues from, or devote 50% of assets to, one of those five business segments.

The Index is comprised of a maximum of 50 companies selected based on market capitalization. In order to be eligible for inclusion in the Index, a company’s stock must have a minimum market capitalization of $1 billion, a minimum six-month average daily turnover of greater than or equal to $5 million and a minimum free float equivalent to 10% of shares outstanding. “Daily turnover” refers to the total value of shares traded on a daily basis for the average time period indicated. The term “free float” is used to describe the portion of an issuer’s outstanding securities that can be publicly traded, and therefore excludes locked-in securities held by an issuer’s affiliates, officers or promoters and securities subject to some other restrictive arrangement that prevents them from being freely traded. Depositary receipts issued by Chinese companies are not eligible for inclusion in the Index.

In order to select the Trust’s portfolio, we examine the historical financial results of the stocks from the Initial Universe. The stocks are then evaluated using:

1.	Fundamental factors, which include the amount of debt a company has, the consistency of a company’s revenues and the company’s cash reserves, sales, earnings and cash flow growth.
2.	Valuation factors, which include ratios such as price/earnings, price/sales, price/earnings to growth, price/book (a ratio used to compare a stock’s market value to its book value), price/cash flow and dividend yield.
3.	Technical factors, which include price momentum (shows the rate of change in price movement over a period of time), changes to earnings estimates, earnings per share and cash flow surprises.
4.	Qualitative factors, which include information gathered from sources such as earnings calls, sell-side conferences, media publications, industry and economic conditions, monetary/fiscal policy announcements, sell-side research and corporate publications.

An estimated value is then calculated for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The CFROI and EM methods provide a discounted cash flow expectation for each company. Preference is given to stocks that model cash flows in excess of the market equity charge and which have investment opportunities to reinvest these cash flows into above cost-of-capital opportunities.

After a holistic consideration of the above factors and valuations, subject to the 80% policy described above, equity analysts select the 25 stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the equity analysts, are likely to exceed market expectations of future cash flows.

The final portfolio is approximately equally weighted.